SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 21549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

MICT, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

55328R 109

(CUSIP Number)

BNN Technology PLC

First Floor, Mallory House, Goostrey Way

Knutsford, Cheshire WA16 7GY

United Kingdom

with a copy to:

Richard Anslow, Esq.

Jonathan Deblinger, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

(212) 370-1300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 4, 2019

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person i.r.s. identification no. of above person (entities only) BNN Technology PLC
2	check the appropriate box if a member of a group* (A) ☐ (B) ☒
3	sec use only
4	source of funds* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United Kingdom
	7	number of shares beneficially owned by each reporting person with sole voting power 1,363,000 shares
	8	shared voting power 0 shares
	9	sole dispositive power 1,363,000 shares
	10	shared dispositive power 0 shares
11	aggregate amount beneficially owned by each reporting person 1,363,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares* ☐
13	percent of class represented by amount in row (11) 12.38%
14	type of reporting person* CO

This Amendment No. 2 (the “Amendment No. 2”) amends some of the information provided in the Schedule 13D filed by BNN Technology PLC (the “Reporting Person”) with the Securities and Exchange Commission the (“Commission”) on July 2, 2018 (the “Original 13D”), as amended by Amendment No. 1 (“Amendment No 1”) filed with the Commission by the Reporting Person on December 26, 2018, relating to the Reporting Person’s beneficial ownership of shares of common stock, par value $0.001 per share (the “Common Stock”), of MICT, Inc. (the “Issuer”).

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original 13D and Amendment No. 1.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated in its entirety with the following.

On December 18, 2018, the Issuer, Global Fintech Holdings Ltd., a British Virgin Islands corporation (“BVI Pubco”), GFH Merger Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of BVI Pubco (“Merger Sub”), the Reporting Person, Brookfield Interactive (Hong Kong) Limited, a Hong Kong company and a subsidiary of the Reporting Person (“BI China”), ParagonEx LTD, a British Virgin Islands company (“ParagonEx”), certain holders of ParagonEx’s outstanding ordinary shares and a trustee thereof, and Mark Gershinson, in the capacity as the representative of the ParagonEx sellers, entered into an Acquisition Agreement (the “Acquisition Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Acquisition Agreement, Merger Sub will merge with and into the Company, as a result of which each outstanding share of the Company’s common stock and warrant to purchase the same shall be cancelled in exchange for the right of the holders thereof to receive 0.93 substantially equivalent securities of BVI Pubco, after which BVI Pubco will acquire (i) all of the issued and outstanding securities of BI China in exchange for newly issued ordinary shares of BVI Pubco and (ii) all of the issued and outstanding ordinary shares of ParagonEx for a combination of cash in the amount equal to approximately $25 million (the majority of which was raised in a private placement by BVI Pubco), unsecured promissory notes and newly issued ordinary shares of BVI Pubco.

The Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2018 by the Issuer along with the exhibits attached thereto, including the Acquisition Agreement, form of Voting and Support Agreement and the joint Press Release, (the “Form 8-K”), is incorporated by reference in its entirety herein. For additional information please refer to the Form 8-K.

Pursuant to Section 13.1(b) of the Acquisition Agreement, on May 15, 2019, the Reporting Person provided notice to the other parties to the Acquisition Agreement that it has elected to extend the “Outside Date” for termination of the Acquisition Agreement for an additional sixty (60) days because the Registration Statement (as defined in the Acquisition Agreement) is still subject to review and comment by the staff of the Commission.

The Reporting Person continually communicates with the Issuer’s management, Board and other stockholders about the Transactions (as defined in the Acquisition Agreement). To the extent the Transactions are not consummated, the Reporting Person reserves all rights to protect its investment, including, without limitation, making other proposals concerning the Issuer’s business operations, strategic direction, governance, Board composition, strategic alternatives and extraordinary corporate transactions, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing its intention with respect to any and all matters referred to in Item 4.

On June 4, 2019, the Issuer and the Reporting Person entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which the Issuer agreed to sell to the Reporting Person the Convertible Promissory Notes (the “Notes”) and Common Stock Purchase Warrants (the “Warrants”) for gross proceeds of up to $3,000,000 to the Issuer, with the first tranche being $2,000,000 and the second tranche being $1,000,000. The Notes and the Warrants cannot be issued to the Reporting Person until Nasdaq approves of the transactions contemplated by the Purchase Agreement.

Pursuant to the Purchase Agreement, Darren Mercer will be appointed to the board of directors of the Issuer.

Upon the approval of the stockholders of the Company with respect to the Issuer’s ability to issue more than 19.99% of the shares of Common Stock issued and outstanding as of June 4, 2019, the Notes are convertible at any time after their date of issuance at the option of the Reporting Person at $1.10 per share (the “Conversion Price”). The Notes mature two (2) years from their issuance. The Issuer cannot prepay the Notes without the Reporting Person’s prior written consent.

The Warrants are exercisable to purchase up to an aggregate of 2,727,272 shares of Common Stock commencing on the date of issuance at an exercise price of $1.01 per share (the “Exercise Price”). The Warrants are exercisable immediately and will expire on the earlier of (i) the two (2)-year anniversary of their issuance, and (ii) the later of (a) 180 days after the closing of a Change of Control Transaction (as defined in the Warrants), and (b) the next equity or debt financing of the Issuer or the successor entity in such Change of Control Transaction (as defined in the Warrants) in the minimum amount of $20,000,000.

The Conversion Price and Exercise Price are subject to adjustment upon stock splits, reverse stock splits, and similar capital changes.

The conversion of the Notes and the exercise of the Warrants are subject to beneficial ownership limitations such that the Reporting Person may not convert the Notes or exercise the Warrants to the extent that such conversion or exercise would result in the Reporting Person being the beneficial owner in excess of 19.99%.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) is hereby amended and restated in its entirety. There are no other amendments or changes to the other disclosures made in Item 5.

(a)	The aggregate percentage of Shares owned by the Reporting person is based upon 11,009,532 Shares outstanding as of May 14, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 20, 2019.

As of the close of business on June 4, 2019, the Reporting Person beneficially owned 1,363,000 Shares, constituting approximately 12.38% of the Shares outstanding.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth under Item 4 is incorporated herein by reference.

On December 18, 2018, the Issuer, the Reporting Person, and David Lucatz, the Chief Executive Officer, President and director on the Issuer’s board of directors (the “Holder”), entered into a Voting and Support Agreement whereby the Holder agreed to vote his 1,234,2001 shares of the Issuer’s Common Stock, representing approximately 13.21%2 of the Issuer’s total outstanding and issued Common Stock (the “Holder’s Shares”), in favor of the Transactions described in Item 4 herein. The Voting and Support Agreement, filed in the Form 8-K by the Issuer is hereby incorporated by reference in its entirety. For additional information regarding the Voting and Support Agreement please refer to the Form 8-K.

On June 21, 2018, the Reporting Person entered into a Stock Purchase Agreement with D.L. Capital Ltd., with respect to the purchase of the Shares from D.L. Capital Ltd. A copy of the Stock Purchase Agreement is attached as Schedule B to the 13D filed by the Reporting Person on July 2, 2018 and is incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description

99.1	Stock Purchase Agreement, dated June 21, 2018, by and between BNN Technology PLC and D.L. Capital Ltd. Previously Filed by the Reporting Person on Schedule 13D Filed with the Commission on July 2, 2018
99.2	Acquisition Agreement Dated December 18, 2018, filed as an exhibit to the Form 8-K filed by the Issuer on December 21, 2018, and incorporated by reference herein.
99.3	Form of Voting and Support Agreement, filed as an exhibit to the Form 8-K filed by the Issuer on December 21, 2018 and incorporated by reference herein.
99.4	Joint Press Release, Issued on December 21, 2018 by the Issuer and the Reporting Person, filed as an exhibit to the Form 8-K filed by the Issuer on December 21, 2018 and incorporated by reference herein.
99.6	Extension Notice, dated May 15, 2019
99.7	Form of Securities Purchase Agreement, dated June 4, 2019, by and between the Issuer and BNN Technology PLC
99.8	Form of Convertible Promissory Note
99.9	Form of Common Stock Purchase Warrant

[1]	Number of Holders shares of Common Stock based on Holder’s disclosure in a Statement of Beneficial Ownership on Form 4 filed with the Commission on June 22, 2018.
[2]	Percentage of ownership based upon 9,342,115 Shares outstanding as of November 19, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 19, 2018.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BNN TECHNOLOGY PLC

Dated: June 12, 2019	By:	/s/ Darren Mercer
	Name:	Darren Mercer
	Title:	Executive Director